Exhibit 99.1

Ellomay Capital Completes Early Classified Investors Bidding with respect to a Public Offering of
Debentures in Israel

Tel-Aviv, Israel, January 9, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today that further to its announcement on December 31, 2013 of the publication of a final prospectus (the “Prospectus”) for the offering (the “Offering”) of Series A Debentures (the “Debentures”), the Company completed an institutional and classified investors bidding (the “Classified Bidding”).

At the Classified Bidding, the Company received early commitments to order 284,296 units of the Debentures (each in the principal amount of NIS 1,000, the “Unit”) of which the Company accepted commitments to purchase 96,000 Units at a price per Unit of NIS 971 for a total consideration of approximately NIS 93.2 million (approximately $26.6 million). The institutional and classified investors will receive a 0.5% discount for their early commitment, calculated based on the minimum price per Unit in the public tender.

The Classified Bidding constitutes early commitments by the institutional and other classified investors with respect to their offer in the public tender. Unless and until the public tender will be completed and the Company receives the approval for listing of the Debentures on the Tel Aviv Stock Exchange, the offers by the institutional and other classified investors will not be accepted by the Company.

The date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a Complementary Notice in Hebrew.

The public offering described in this press release will be made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange and on the Tel Aviv Stock Exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may”  and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including receipt of regulatory approvals and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com